Exhibit 99(a)(1)(C)

FS INVESTMENT CORPORATION II

THIS IS NOTIFICATION OF THE QUARTERLY REPURCHASE OFFER.

IF YOU ARE NOT INTERESTED IN SELLING YOUR SHARES AT THIS TIME,

KINDLY DISREGARD THIS NOTICE.

February 21, 2017

Dear Stockholder:

No action is required of you at this time. We have sent this letter to you only to announce the quarterly repurchase offer (the “Offer”) by FS Investment Corporation II (the “Company”). The purpose of this Offer is to provide liquidity to holders of shares of the Company’s common stock (“Shares”), for which there is otherwise no public market, by offering to repurchase some or all of their Shares at a price equal to the price at which Shares are issued pursuant to the Company’s distribution reinvestment plan on March 31, 2017 (the “Purchase Price”). The Purchase Price (and the price at which Shares will be issued pursuant to the Company’s distribution reinvestment plan) will be determined by the Company’s board of directors (the “Board”) or a committee thereof, in its sole discretion, and will be (i) not less than the net asset value per Share (the “NAV Per Share”) of the Company’s common stock (as determined in good faith by the Board or a committee thereof, in its sole discretion) immediately prior to March 31, 2017 and (ii) not more than 2.5% greater than the NAV Per Share as of such date. The most recent price at which Shares were issued pursuant to the Company’s distribution reinvestment plan on January 31, 2017 was $8.950 per Share. The Purchase Price for Shares in this Offer may be higher or lower than this amount. The Offer period will begin on or before March 1, 2017 and end at 5:00 P.M., Central Time, on March 30, 2017. Subject to the limitations contained in the Offer to Purchase, which is attached to this letter, all properly completed and duly executed letters of transmittal returned to the Company will be processed on or about April 3, 2017.

IF YOU HAVE NO DESIRE TO SELL ANY OF YOUR SHARES PURSUANT TO THE OFFER, PLEASE DISREGARD THIS NOTICE. The Company will contact you again next quarter and each quarter thereafter to notify you if the Company intends to offer to repurchase a portion of its issued and outstanding Shares. If you would like to tender a portion or all of your Shares for repurchase at the Purchase Price, please complete the Letter of Transmittal included with this letter and return it to the Company at the address below. Please see the attached Offer to Purchase for conditions to the Offer, including, but not limited to, the fact that the Company is only offering to repurchase up to the lesser of (i) 8,094,978 Shares (which number represents 2.5% of the weighted average number of Shares outstanding for the calendar year ended December 31, 2016), and (ii) the number of Shares we can repurchase with the proceeds we receive from the sale of Shares under our distribution reinvestment plan during the 2017 calendar year prior to expiration of the Offer (less the amount of any such proceeds used to repurchase Shares on each previous repurchase date for tender offers conducted during the 2017 calendar year).

All requests to tender Shares must be received in good order by the Company, at the address below, by 5:00 P.M., Central Time, on March 30, 2017.

For delivery by regular mail:	For delivery by registered, certified or express mail, by overnight courier or by personal delivery:

FS Investment Corporation II c/o DST Systems, Inc. P.O. Box 219095 Kansas City, MO 64121-9095	FS Investment Corporation II c/o DST Systems, Inc. 430 W. 7th Street Kansas City, MO 64105

If you have any questions, please call your financial advisor or call the Company at (877) 628-8575.

Sincerely,

Michael C. Forman

President and Chief Executive Officer

FS Investment Corporation II